Exhibit 99.1

JinkoSolar’s Subsidiary Jinko Solar Co., Ltd. Provides Preliminary Estimates of Revenue and Net Income for the First Nine Months of 2021

SHANGRAO, China, September 24, 2021—JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, is in the process of applying for an initial public offering (“IPO”) of its principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), on the Shanghai Stock Exchange’s Sci-Tech innovation board.

As part of its IPO process, Jiangxi Jinko is requested by the Shanghai Stock Exchange to publicly disclose the estimates of its revenues and net income as prepared in accordance with the Accounting Standards for Business Enterprises (“PRC GAAP”) for the nine months ending September 30, 2021 in its application materials submitted to the Shanghai Stock Exchange as follows:

For the nine months ending September 30, 2021, (i) the estimated revenues of Jiangxi Jinko under PRC GAAP are expected to be between RMB23.6 billion and RMB23.8 billion, (ii) the estimated net income attributable to the shareholders of Jiangxi Jinko is expected to be between RMB625 million and RMB655 million, and (iii) the estimated net income attributable to the shareholders of Jiangxi Jinko excluding extraordinary gains and losses is expected to be between RMB230 million and RMB260 million.

JinkoSolar currently owns approximately 73.28% equity interest in Jiangxi Jinko. The financial estimates of Jiangxi Jinko for the nine months ending September 30, 2021 described in this press release (the “Jiangxi Jinko Financial Estimates”) are different from JinkoSolar’s consolidated financial results (the “Consolidated Financials”), mainly because (i) the consolidation scope of the Jiangxi Jinko Financial Estimates differs from that of the Consolidated Financials: the Jiangxi Jinko Financial Estimates are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial statements of JinkoSolar and its other subsidiaries, and (ii) the Jiangxi Jinko Financial Estimates and the Consolidated Financials are prepared according to different accounting standards and principles: the Jiangxi Jinko Financial Estimates are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States of America.

The Jiangxi Jinko Financial Estimates described in this press release are based solely on the information currently available to Jiangxi Jinko’s management, and are subject to change upon the completion of its internal financial closing and reporting process. Jiangxi Jinko’s actual financial results could vary materially from these preliminary estimates. These preliminary revenue and net income estimates should not be viewed as a substitute for full financial statements of Jiangxi Jinko prepared in accordance with PRC GAAP. In addition, these preliminary estimates are not necessarily indicative of the results to be achieved by Jiangxi Jinko in any future period. As such, investors of JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Financial Estimates described in this press release and are advised not to base their investment decisions solely on such financial estimates.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 27 GW for mono wafers, 12 GW for solar cells, and 31 GW for solar modules, as of June 30, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Hong Kong and Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of June 30, 2021.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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